TOWNSHIP 5 SOUTH RANGE 4 WEST OF THE SALT LAKE MERIDIAN, UTAH

SALT LAKE FIELD OFFICE
TOOELE COUNTY



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U54829
U47281 20'
U22008
U24347
U75590 WD Recon All Min
43-65-0083 D/C
1125685 D/C Min Coal
1125856 D/C Min Coal
1128388 D/C Min Coal
999401 D/C
1028827 D/C
858838 D/C
43-01-0021
43-65-0048 D/C
U54823
2438
1603
R/W 92
IL 115
U 49278 RBPP Lse
U 019170
U43221
U54302
U75627
U2604
SL 023174
Pat Mining Claims
SEE SUPPLEMENTAL PLAT
Ophir Sheet 5
Ophir Sheet 6
Ophir Sheet 7
Ophir Sheet 8
Ophir Sheet 9
Ophir Sheet 11
Ophir Sheet 13
Ophir Sheet 32

Lat 40°20'05"N
Long 112°13'48"W

SCALE in chains
10 5 0 10 20 30 80

WARNING STATEMENT
This plat is the Bureau's Record of Title, and should be used only as a graphic display of the township survey data. Records hereon do not reflect title changes which may have been effected by lateral movements of rivers or other bodies of water. Refer to the cadastral surveys for official survey information.

STATUS OF PUBLIC DOMAIN
LAND AND MINERAL TITLES

INDEX TO SEGREGATED TRACTS

RESURVEY	ORIGINAL SURVEY			
TRACT NO	T	R	SEC	SUBDIVISION

FOR ORDERS AFFECTING DISPOSAL OR USE OF UNIDENTIFIED LANDS WITHDRAWN FOR CLASSIFICATION, MINERALS, WATER AND/OR OTHER PUBLIC PURPOSES, REFER TO INDEX OF MISCELLANEOUS DOCUMENTS.

Determination Area, PL 167, U 071212
- Secs 3-6: All
- Sec 7: W½, NE¼, N½SE¼
- Sec 8: N½, N½SW¼, NW¼SE¼
- Sec 9: NW¼, E½NE¼, E½SE¼, W½SW¼, SE¼SW¼
- Sec 10: W½, W½E½
- Sec 11: SE¼, N½SW¼, SE¼SW¼
- Sec 13: N½
- Sec 14: N½NE¼, SE¼SE¼
- Sec 15: SW¼, SW¼SE¼, NW¼NE¼
- Sec 17: All
- Sec 18: S½S½
- Secs 19-20: All
- Sec 21: E½, SW¼
- Sec 22: All
- Sec 24: SE¼, E½SW¼, E½SW¼, E½NE¼, NE¼NE¼
- Sec 25: NE¼, E½NW¼, E½SE¼, W½SW¼
- Sec 26: S½, S½NW¼, W½NE¼
- Sec 27: S½, NW¼, W½NE¼
- Sec 28: W½SW¼, SE¼SW¼, SW¼SE¼, E½SE¼, NE¼, N½NW¼
- Sec 29: S½, S½NW¼
- Secs 30-31: All
- Sec 33: E½SW¼, SW¼SE¼, NE¼NW¼, NW¼NE¼
- Sec 34: E½, E½W½, NW¼NW¼
- Sec 35: E½, N½NW¼, SE¼NW¼, S½SW¼, NW¼SW¼

U 6348, 6/24/68 Rest. apln affects Cane Pwr Site Cl #277. Pwr Site Cl 277 Rev by Pwr Site Cane 249, 8/28/1971, NOE until land is Rest.

CURRENT TO		
10-12-2007	PV	VJ
	MTP OG	

T 5 S
R 4 W